EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in millions)

	Twelve months	Twelve months
	ended	ended
	12/31/2006	12/31/2005

Computation of Earnings:

Income/(loss) from continuing operatons before income taxes, minority interests and equity earnings	$335	($270)

Adjustments to income

Add: Distributed income from less than 50% owned companies	2	9

Add: Fixed charges, as presented below	306	379

Subtract: Interest capitalized	(1)	(1)

Add: Amortization of interest previously capitalized	0	0

Earnings	$642	$117

Computation of Fixed Charges:

Interest incurred	$279	$344

Interest capitalized	1	1

Amortization of debt-related costs	7	17

Portion of rental expense representative of interest (1)	19	17

Total fixed charges	$306	$379

Ratio of earnings to fixed charges (2)	2.1	*

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.

(2)	Earnings did not cover fixed charges by $262 in 2005.